UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 19, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	19 July 2017

Release Number	19/17

BHP OPERATIONAL REVIEW FOR THE YEAR ENDED 30 JUNE 2017

•	Achieved full year production guidance for petroleum and iron ore, with annual production records at Western Australia Iron Ore (WAIO), Spence and two Queensland Coal mines.

•	Lower copper production reflected the impact of industrial action at Escondida and the power outage and unplanned maintenance at Olympic Dam. Lower metallurgical coal volumes as a result of damage to third party rail infrastructure caused by Cyclone Debbie.

•	We expect to achieve full year unit cost guidance at WAIO and Conventional petroleum, however industrial action and Cyclone Debbie have impacted unit costs at Escondida and Queensland Coal respectively.

•	Group copper equivalent production expected to increase by 7% in the 2018 financial year.

•	In Onshore US, development activity is increasing with up to 10 rigs operating in the 2018 financial year.

•	Divestment of non-core Onshore US acreage is progressing, with the sale of a portion of the southern Hawkville anticipated in the September 2017 quarter.

•	In Petroleum exploration, drilling of the Wildling-2 appraisal well in the Gulf of Mexico is continuing, with results expected in the September 2017 quarter.

•	All major projects under development are tracking to plan.

Production	FY17	vs FY16
Petroleum (MMboe)	208	(13%)	Deferral of development activity in Onshore US for value and natural field decline in Conventional assets.
Copper (kt)	1,326	(16%)	Reduced volumes following industrial action at Escondida and the power outage and unplanned maintenance at Olympic Dam.
Iron ore(1) (Mt)	231	4%	Record WAIO volumes reflects productivity improvements across the supply chain and additional capacity at Jimblebar.
Metallurgical coal(1) (Mt)	40	(6%)	Record volumes at two Queensland Coal mines more than offset by the impacts from Cyclone Debbie.
Energy coal(1) (Mt)	29	7%	Strong performance at both NSWEC and Cerrejón.

BHP Chief Executive Officer, Andrew Mackenzie said: “Our people have stepped up to unlock low-cost latent capacity and achieve strong productivity gains across our tier one assets.

Improved productivity led to record annual production at Western Australia Iron Ore, Spence and two Queensland Coal mines while production guidance was achieved by Petroleum and Western Australia Iron Ore. Copper production is expected to rebound strongly in the 2018 financial year with the commissioning of the Escondida Water Supply project and ramp-up of the Los Colorados Extension project during the September 2017 quarter to enable utilisation of Escondida’s three concentrators.

In Petroleum, the recently approved Mad Dog phase 2 project will extend low-risk oil volumes as supply tightens while in the near-term, Onshore US development activity is to increase with up to 10 rigs planned for the 2018 financial year.

Our relentless focus on safety, productivity and capital discipline will support strong growth in shareholder value.”

1

Summary

Operational performance

Production for the 2017 financial year and guidance for the 2018 financial year are summarised in the table below.

Production	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17	FY18 guidance		FY18e vs FY17
Petroleum (MMboe)	208	52	(13%)	(7%)	3%	180 -190		(9%) - (13%)
Onshore US (MMboe)	80	20	(26%)	(15%)	(4%)	61 - 67		(16%) - (24%)
Conventional (MMboe)	128	32	(2%)	(2%)	7%	119 -123		(4%) -(7%)
Copper (kt)	1,326	387	(16%)	(6%)	71%	1,655 -1,790		25% - 35%
Escondida (kt)	772	225	(21%)	(16%)	138%	1,130 -1,230		46% - 59%
Other copper(i) (kt)	554	162	(8%)	12%	23%	525 -560		(5%) - 1%
Iron ore(ii) (Mt)	231	60	4%	8%	12%	239 -243		3% - 5%
WAIO (100% basis) (Mt)	268	70	4%	8%	12%	275 -280	(iii)	3% - 4%
Metallurgical coal(ii) (Mt)	40	8	(6%)	(27%)	(16%)	44 - 46		10% - 15%
Energy coal(ii) (Mt)	29	8	7%	30%	10%	29 - 30		0% - 3%

(i)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(ii)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(iii)	Subject to regulatory approvals to increase capacity above 270 Mt.

Major development projects

During the year, the Bass Strait Longford Gas Conditioning Plant was fully commissioned and is running at design capacity, enabling full production from the Turrum and Kipper fields. The BHP Board also approved the Mad Dog Phase 2 project in the deepwater Gulf of Mexico. The Escondida Water Supply project achieved mechanical completion in the December 2016 quarter and was transitioned to operations effective 1 July 2017, following completion of project commissioning in June 2017.

At the end of the 2017 financial year, BHP had three major projects under development in Petroleum and Potash, with a combined budget of US$5.1 billion over the life of the projects.

Corporate update

BHP expects to record exceptional items of US$546 million (US$740 million post-tax) in the second half of the 2017 financial year. These items relate to idle capacity and other strike-related costs incurred as a result of the Escondida industrial action in the March 2017 quarter and Chilean withholding tax on a one-off dividend paid while a concessional tax rate was available.

Exceptional items to be recognised in the June 2017 half year Charges/(credits) (US$ million)	Loss before taxation	Taxation	Loss after taxation
Escondida industrial action costs	546	(179)	367
Withholding tax on Chilean dividends	—	373	373

On 18 January 2017, Samarco and its shareholders, Vale S.A. and BHP Billiton Brasil, entered into a preliminary agreement with the Federal Prosecutors’ Office in Brazil in relation to the Samarco dam failure (Preliminary Agreement). The Preliminary Agreement outlines the process and timeline for negotiation of a settlement of the BRL 155 billion (approximately US$47.5 billion) and BRL 20 billion (approximately US$6.1 billion) Public Civil Claims relating to the dam failure. The Court has extended the final date for negotiation of a settlement until 30 October 2017, allowing for the continuation of the interim security arrangements provided to the Court on 24 January 2017 and the provision of ongoing expert advice to the Federal Prosecutors in respect of the remediation and compensation programs identified under the Framework Agreement.

BHP Operational Review for the year ended 30 June 2017	2

On 30 June 2017, BHP announced a total of US$250 million in financial support for the Renova Foundation and Samarco until 31 December 2017. The amount of US$174 million will be used to fund the Renova Foundation and will be offset against the Group’s provision for the Samarco dam failure. A short-term facility of up to US$76 million will be made available to Samarco to carry out remediation and stablisation work and to support Samarco’s operations. These funds will be released to Samarco only as required, and subject to achievement of key milestones. For the second half of the 2017 financial year, we are not yet in a position to provide an update to the ongoing potential financial impacts on BHP Billiton Brasil of the Samarco dam failure. Any financial impacts will continue to be classified as an exceptional item.

The above guidance will be updated should material information or events arise as the Group finalises its financial statements.

On 16 June 2017, the BHP Board elected Ken MacKenzie to succeed Jac Nasser as Chairman. Mr MacKenzie will assume the role of Chairman effective 1 September 2017, following Mr Nasser’s retirement as both Chairman and a Non-executive Director.

In July 2017, BHP filed an amendment to its 2016 20-F (2016 20-F/A) to restate its 2016 report on internal controls over financial reporting, as deficiencies were identified in the controls and processes that were used to determine the impairments of certain Onshore US assets. The identified deficiencies did not require any change to the carrying values of the Company’s Onshore US assets at 31 December 2016 or any prior period and there is no need for a restatement of any of the Group’s financial statements. A remediation plan has been implemented and we expect to confirm the controls are operating effectively as part of the 2017 financial year annual reporting process.

Marketing update

The average realised prices achieved for our major commodities are summarised in the table below. The majority of iron ore shipments were linked to the index price for the month of shipment, with price differentials predominantly a reflection of product quality and market fundamentals. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

Average realised prices(i)	Jun H17	Dec H16	FY17	FY16	FY17 vs FY16	Jun H17 vs Jun H16	Jun H17 vs Dec H16
Oil (crude and condensate) (US$/bbl)	50	45	48	39	23%	35%	11%
Natural gas (US$/Mscf)(ii)	3.48	3.21	3.34	2.83	18%	27%	8%
US natural gas (US$/Mscf)	2.98	2.79	2.88	2.16	33%	52%	7%
LNG (US$/Mscf)	7.37	6.35	6.84	7.71	(11%)	4%	16%
Copper (US$/lb)	2.70	2.41	2.54	2.14	19%	25%	12%
Iron ore (US$/wmt, FOB)	62	55	58	44	32%	41%	13%
Hard coking coal (US$/t)	180	179	180	83	117%	117%	1%
Weak coking coal (US$/t)	121	122	121	69	75%	73%	(1%)
Thermal coal (US$/t)(iii)	75	74	75	48	56%	63%	1%
Nickel metal (US$/t)	9,799	10,581	10,184	9,264	10%	11%	(7%)

(i)	Based on provisional, unaudited estimates. Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments. In Copper, the adjustment will increase Underlying EBITDA by US$27 million in the 2017 financial year.
(ii)	Includes internal sales.
(iii)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

At 30 June 2017, the Group had 254 kt of outstanding copper sales that were revalued at a weighted average price of US$2.69 per pound. The final price of these sales will be determined in the 2018 financial year. In addition, 316 kt of copper sales from the 2016 financial year were subject to a finalisation adjustment in the current period. The provisional pricing and finalisation adjustments will increase Underlying EBITDA(2) by US$27 million in the 2017 financial year.

BHP Operational Review for the year ended 30 June 2017	3

Petroleum

Production

	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17
Crude oil, condensate and natural gas liquids (MMboe)	97	24	(16%)	(9%)	(3%)
Natural gas (bcf)	668	167	(10%)	(6%)	8%

Total petroleum production (MMboe)	208	52	(13%)	(7%)	3%

Total petroleum production – Total petroleum production for the 2017 financial year decreased by 13 per cent to 208 MMboe.

Petroleum production is forecast to decrease to between 180 and 190 MMboe in the 2018 financial year.

In Onshore US, volumes are expected to decline to between 61 and 67 MMboe as production from the phased ramp-up of development activity is more than offset by natural field decline. The expanded rig program is forecast to deliver production growth of approximately 35 per cent in the 2019 financial year, with investment plans subject to market conditions.

In our Conventional business, volumes are expected to decrease to between 119 and 123 MMboe as infill drilling and brownfield projects are more than offset by planned maintenance at Mad Dog and natural field decline across the portfolio.

Crude oil, condensate and natural gas liquids – Production for the 2017 financial year decreased by 16 per cent to 97 MMboe.

Onshore US liquids volumes decreased by 29 per cent to 34 MMboe as value accretive deferral of activity in the Black Hawk and natural field decline across all fields were partially offset by increased production from the Permian.

Conventional liquids volumes decreased by eight per cent to 63 MMboe as an additional infill well at Mad Dog and higher production at North West Shelf and Algeria partially offset planned maintenance at Atlantis and natural field decline across the portfolio.

Natural gas – Production for the 2017 financial year declined by 10 per cent to 668 bcf.

Divestment of our Pakistan gas business in December 2015 and lower Onshore US gas volumes as a result of deferred development activity for value, were partially offset by strong performance at Bass Strait and Macedon and increased LNG volumes at North West Shelf.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-B (Australia) 16.67% (non-operator)	314	CY19	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 47% complete.
Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	2,154	CY22	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	On schedule and budget. The overall project is 3% complete.

Petroleum capital expenditure for the 2017 financial year declined by approximately 41 per cent to US$1.5 billion. In the 2018 financial year we expect an increase to approximately US$2.0 billion (including higher forecast capital creditor movements of approximately US$0.2 billion, the majority relating to Onshore US). This includes Conventional capital expenditure of US$0.8 billion, which remains focused on high-return infill drilling opportunities in the Gulf of Mexico, a life extension project at North West Shelf along with investments related to the recently approved Mad Dog Phase 2 project.

BHP Operational Review for the year ended 30 June 2017	4

Onshore US development activity

Onshore US drilling and development expenditure for the 2017 financial year was approximately US$554 million. During the June 2017 quarter, our operated rig count increased to five, as two additional rigs commenced operations in the Haynesville.

FY17 (FY16)		Liquids focused areas		Gas focused areas
		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	0.3 (0.8)	0.2 (0.4)	0.1 (0.0)	0.0 (0.0)	0.6 (1.2)
Rig allocation	At period end	1 (2)	1 (2)	3 (0)	0 (0)	5 (4)
Net wells drilled and completed(ii)	Period total	51 (89)	21 (30)	5 (5)	2 (11)	79 (136)
Net productive wells	At period end	963 (929)	126 (107)	394 (411)	1,044 (1,086)	2,527 (2,533)

(i)	Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.
(ii)	Can vary between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

Onshore US capital expenditure is expected to be approximately US$1.2 billion in the 2018 financial year. Our plan considers up to five additional rigs.

•	Evaluation of trials in the Black Hawk are expected to be completed in the September 2017 quarter and, subject to approval, one additional rig will commence toward the end of that quarter.

•	One rig has recently commenced operations in the Hawkville executing a 14 well program that will include a mix of completion trials and acreage retention drilling.

•	In the Permian, the current rig will focus on near-term lease obligations while an additional one to two rigs will continue to focus on completion trials that will inform a transition to full pad development as early as the 2019 financial year.

•	One additional rig is expected to commence in the Haynesville in the September 2017 quarter. Further, our hedging strategy allows us to reduce price risk and secure average rates of return in excess of 20 per cent.

•	At this point we do not anticipate any operated development in the Fayetteville, however we continue to work with joint venture partners to assess the potential of the Moorefield horizon through non-operated activity.

The divestment of non-core acreage for value is progressing, with the sale of a portion of the southern Hawkville anticipated to be executed in the September 2017 quarter. Our Fayetteville acreage is currently under review and we are considering all options including divestment.

Petroleum exploration

Exploration and appraisal wells drilled during the June 2017 quarter are summarised below.

Well	Location	Target	BHP equity	Spud date	Water depth	Total well depth	Status
Wildling-2	US Gulf of Mexico GC520	Oil	100% (Operator)	15 April 2017	1,267 m	8,928 m	Drilling ahead

The Wildling-2 well was spud on 15 April 2017 and drilling is in progress, with results expected in the September 2017 quarter. The Scimitar exploration well is expected to be spud in the September 2017 quarter.

In Mexico, BHP has commenced working in partnership with Pemex to plan and execute, during the next 24 months, the Minimum Work Program for blocks AE-0092 and AE-0093 consisting of one appraisal well, one exploration well and the acquisition of additional seismic data.

In Trinidad and Tobago, we continued appraisal work to assess the potential commercialisation of the gas discovery at LeClerc and to prepare for deepwater oil exploration in Phase 2, which is expected to commence in the second half of the 2018 financial year.

In the US Gulf of Mexico, BHP was the apparent high bidder on two leases adjacent to the Scimitar prospect (GC260 and GC304) in the Central Gulf of Mexico Lease Sale 247. BHP (28.32 per cent equity interest), with BP (Operator), was the apparent high bidder on two leases adjacent to the Mad Dog field (GC738 and GC870). All four leases were awarded by the Regulator during the June 2017 quarter.

BHP Operational Review for the year ended 30 June 2017	5

In Australia, BHP has completed its evaluation of the WA-480-P permit in the Northern Beagle sub-basin and has elected to exit this exploration permit. Acquisition of the seismic survey in the Exmouth sub-basin was completed on 1 May 2017. Processed data will be delivered during the June 2018 quarter.

Petroleum exploration expenditure for the 2017 financial year was US$805 million, of which US$473 million was expensed. We are pursuing high-quality oil plays in our priority basins and an US$840 million exploration program is planned for the 2018 financial year taking advantage of low rig rates. This program includes one well in the US Gulf of Mexico, three wells in Trinidad and Tobago, and one well in Mexico.

BHP Operational Review for the year ended 30 June 2017	6

Copper

Production

	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17
Copper (kt)	1,326	387	(16%)	(6%)	71%
Zinc (t)	87,502	29,076	58%	349%	41%
Uranium oxide concentrate (t)	3,661	737	(16%)	(16%)	(22%)

Copper – Total copper production for the 2017 financial year decreased by 16 per cent to 1.3 Mt. Total copper production is forecast to increase to between 1,655 and 1,790 kt in the 2018 financial year.

Escondida copper production for the 2017 financial year decreased by 21 per cent to 772 kt. The decrease was due to: a four day site-wide suspension of operations following a fatality in October 2016, 44 days of industrial action in the March 2017 quarter and severe weather in early June 2017, reducing production by 21 kt, 214 kt and 12 kt, respectively. Copper production of between 1,130 and 1,230 kt is expected in the 2018 financial year, supported by the ramp-up of the Los Colorados Extension project during the September 2017 quarter, enabling utilisation of three concentrators.

Pampa Norte copper production for the 2017 financial year increased by one per cent to 254 kt, supported by record cathode production and ore milled at Spence following the completion of the Recovery Optimisation project. Pampa Norte copper production for the 2018 financial year is expected to be higher than the prior year.

Olympic Dam copper production for the 2017 financial year decreased by 18 per cent to 166 kt following the state-wide power outage during September and October 2016 and unplanned maintenance at the refinery during December 2016 and January 2017. Copper production of 150 kt is expected in the 2018 financial year as a major smelter maintenance campaign is phased through August to November 2017, including a rebuild of the electric slag furnace, the flash furnace and the electro static precipitator. This is the largest maintenance program undertaken by BHP at Olympic Dam and on completion, the improved operational performance will underpin an expected increase in copper production to approximately 215 kt in the 2019 financial year. This will provide a stable base for the potential to increase capacity to 280 kt in the 2022 financial year.

Antamina copper production for the 2017 financial year decreased by nine per cent to 134 kt as record material mined was more than offset by lower copper grades as mining progressed through a zinc rich ore zone. Copper production is expected to decrease in the 2018 financial year to approximately 125 kt, as mining continues through a zinc rich ore zone consistent with the mine plan. Zinc production is expected to increase from 88 kt to approximately 100 kt in the 2018 financial year.

BHP Operational Review for the year ended 30 June 2017	7

Iron Ore

Production

	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17
Iron ore(i) (kt)	231,352	60,141	4%	8%	12%

(i)	Represents Western Australia Iron Ore (WAIO). Excludes production from Samarco.

Iron ore – Total iron ore production for the 2017 financial year increased by four per cent to 231 Mt, or 268 Mt on a 100 per cent basis. WAIO production is expected to increase to between 239 and 243 Mt, or between 275 and 280 Mt on a 100 per cent basis, in the 2018 financial year. BHP will continue to work with the relevant authorities to obtain the necessary approvals to increase system capacity to 290 Mtpa (100 per cent basis).

Record annual production of 268 Mt (100 per cent basis) at WAIO reflects strong productivity improvements across the supply chain as well as the commissioning of a new primary crusher and additional conveying capacity at Jimblebar. Following recovery from the wet season, WAIO produced at a record annualised rate of 280 Mt (100 per cent basis) in the June 2017 quarter. The rail renewal and maintenance program was completed in May 2017.

In June 2017, BHP approved initial funding of US$184 million (BHP share) for the South Flank sustaining mine project. The initial funding will be used primarily for the expansion of accommodation facilities to support construction and future operational workforce requirements. The South Flank project, which will leverage and expand the existing Mining Area C hub, is BHP’s preferred option to replace production from the 80 Mtpa (100 per cent basis) Yandi mine when it reaches the end of its economic life in the early-to-mid 2020s. The project is expected to be submitted for Board approval in the middle of the 2018 calendar year and, if approved, first ore is targeted in the 2021 calendar year with ramp-up timed to coincide with the ramp-down of Yandi. The capital cost for South Flank is expected to be in the range of US$30 to US$40 per tonne, with expenditure fitting within WAIO’s previously indicated average annual sustaining capital expenditure of US$4 per tonne over the next five years.

Mining and processing operations at Samarco remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the year ended 30 June 2017	8

Coal

Production

	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17
Metallurgical coal(i) (kt)	39,770	8,494	(6%)	(27%)	(16%)
Energy coal(ii) (kt)	29,135	8,186	7%	30%	10%

(i)	Represents Queensland Coal. Excludes production from Haju following the divestment of IndoMet Coal (2017 financial year: 129 kt).
(ii)	Excludes production from New Mexico Coal following divestments (2017 financial year: 451 kt).

Metallurgical coal – Metallurgical coal production for the 2017 financial year decreased by six per cent to 40 Mt. Production is expected to increase to between 44 and 46 Mt in the 2018 financial year.

At Queensland Coal, production for the 2017 financial year was lower as a result of damage caused by Cyclone Debbie to the network infrastructure of rail track provider Aurizon. Mine operations recovered quickly after the cyclone, as dewatering infrastructure installed after the 2011 floods worked as designed. Force majeure was declared for all Queensland Coal products on 5 April 2017 and was lifted on 1 July 2017.

Despite the impacts of Cyclone Debbie, Peak Downs and Saraji achieved record annual production underpinned by improved stripping and mining performance, and utilisation of latent wash-plant capacity, including approximately 2 Mt trucked to Caval Ridge (100 per cent). Three additional mines were on track for record production prior to Cyclone Debbie.

The Caval Ridge Southern Circuit latent capacity project is progressing according to plan, with production expected to ramp-up early in the 2019 financial year.

Energy coal – Energy coal production for the 2017 financial year increased by seven per cent to 29 Mt. Production is expected to remain broadly unchanged at approximately 29 to 30 Mt in the 2018 financial year.

New South Wales Energy Coal production increased by six per cent as it benefitted from a lower strip ratio and additional bypass coal. Cerrejón production increased by nine per cent compared to the prior year, which was constrained by drought conditions.

BHP Operational Review for the year ended 30 June 2017	9

Other

Nickel production

	FY17	Jun 2017 Qtr	FY17 vs FY16	Jun Q17 vs Jun Q16	Jun Q17 vs Mar Q17
Nickel (kt)	85.1	25.2	5%	8%	33%

Nickel – Nickel West production for the 2017 financial year increased by five per cent to 85.1 kt. Debottlenecking activities at the Kwinana refinery have resulted in record refined metal production. Nickel production for the 2018 financial year is expected to remain broadly unchanged from the 2017 financial year.

Potash project

Project and ownership	Investment (US$m)	Scope	Progress

Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 70% complete and within the approved budget. Shaft excavation is progressing.

Minerals exploration

Minerals exploration expenditure for the 2017 financial year was US$163 million, of which US$139 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru, Canada, South Australia and the South-West United States. BHP was awarded five exploration concessions in Ecuador in June 2017.

Variance analysis relates to the relative performance of BHP and/or its operations during the 2017 financial year compared with the 2016 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Copper equivalent production based on 2017 financial year average realised prices.

The following footnotes apply to this Operational Review:

(1)	Excludes production from Samarco, Haju (IndoMet Coal) and New Mexico Coal.
(2)	Underlying EBITDA and Underlying attributable profit are used to reflect the underlying performance of BHP. Underlying EBITDA is earnings before net finance costs, taxation, depreciation, amortisation, impairment and any exceptional items. Underlying attributable profit is Attributable profit excluding any exceptional items.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).

BHP Operational Review for the year ended 30 June 2017	10

Further information on BHP can be found at: bhp.com

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BHP Operational Review for the year ended 30 June 2017	11

Production summary

	BHP interest	Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Petroleum (1)
Petroleum
Crude oil, condensate and NGL (Mboe)
Onshore US		9,469	8,288	8,143	9,439	8,501	34,371	48,181
Conventional		16,896	15,959	15,768	15,369	15,612	62,708	67,858

Total		26,365	24,247	23,911	24,808	24,113	97,079	116,039

Natural gas (bcf)
Onshore US		82.0	73.9	67.8	66.1	67.2	275.0	364.5
Conventional		95.7	107.8	97.1	88.4	99.5	392.8	380.2

Total		177.7	181.7	164.9	154.5	166.7	667.8	744.7

Total petroleum production (MMboe)		56.0	54.5	51.4	50.6	51.9	208.4	240.1

Copper (2)
Copper
Payable metal in concentrate (kt)
Escondida (3)	57.5%	182.7	147.0	162.6	67.6	162.4	539.6	648.9
Antamina	33.8%	38.7	34.1	32.0	29.2	38.5	133.8	146.4

Total		221.4	181.1	194.6	96.8	200.9	673.4	795.3

Cathode (kt)
Escondida (3)	57.5%	85.3	70.5	71.5	27.2	62.8	232.0	330.3
Pampa Norte (4)	100%	65.8	62.1	53.8	66.1	72.3	254.3	251.4
Olympic Dam	100%	40.7	40.9	37.2	36.8	51.4	166.3	202.8

Total		191.8	173.5	162.5	130.1	186.5	652.6	784.5

Total copper (kt)		413.2	354.6	357.1	226.9	387.4	1,326.0	1,579.8

Lead
Payable metal in concentrate (t)
Antamina	33.8%	645	1,146	1,220	1,308	1,799	5,473	3,719

Total		645	1,146	1,220	1,308	1,799	5,473	3,719

Zinc
Payable metal in concentrate (t)
Antamina	33.8%	6,474	15,367	22,406	20,653	29,076	87,502	55,438

Total		6,474	15,367	22,406	20,653	29,076	87,502	55,438

Gold
Payable metal in concentrate (troy oz)
Escondida (3)	57.5%	35,894	27,561	37,784	11,572	33,941	110,858	108,996
Olympic Dam (refined gold)	100%	20,010	24,366	29,651	21,941	28,188	104,146	117,686

Total		55,904	51,927	67,435	33,513	62,129	215,004	226,682

Silver
Payable metal in concentrate (troy koz)
Escondida (3)	57.5%	1,874	1,229	1,323	540	1,234	4,326	5,561
Antamina	33.8%	1,558	1,345	1,446	1,301	1,691	5,783	6,711
Olympic Dam (refined silver)	100%	232	163	188	174	243	768	917

Total		3,664	2,737	2,957	2,015	3,168	10,877	13,189

Uranium
Payable metal in concentrate (t)
Olympic Dam	100%	876	916	1,060	948	737	3,661	4,363

Total		876	916	1,060	948	737	3,661	4,363

Molybdenum
Payable metal in concentrate (t)
Antamina	33.8%	562	561	225	30	328	1,144	1,113

Total		562	561	225	30	328	1,144	1,113

BHP Operational Review for the year ended 30 June 2017	12

Production summary

	BHP interest	Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Iron Ore
Iron Ore
Production (kt) (5)
Newman	85%	15,115	18,008	17,751	16,283	16,241	68,283	65,941
Area C Joint Venture	85%	11,911	12,384	12,179	11,165	13,016	48,744	46,799
Yandi Joint Venture	85%	18,325	15,729	17,555	14,656	17,415	65,355	67,375
Jimblebar (6)	85%	5,304	6,057	5,178	4,824	5,891	21,950	18,890
Wheelarra	85%	4,971	5,409	7,386	6,647	7,578	27,020	22,549
Samarco	50%	—	—	—	—	—	—	5,404

Total		55,626	57,587	60,049	53,575	60,141	231,352	226,958

Coal
Metallurgical coal
Production (kt) (7)
BMA	50%	9,225	8,384	8,684	7,996	6,394	31,458	33,413
BHP Mitsui Coal (8)	80%	2,345	2,145	1,929	2,138	2,100	8,312	8,898
Haju (9)	75%	260	102	27	—	—	129	529

Total		11,830	10,631	10,640	10,134	8,494	39,899	42,840

Energy coal
Production (kt)
USA	100%	632	451	—	—	—	451	7,052
Australia	100%	3,991	3,952	3,851	4,662	5,711	18,176	17,101
Colombia	33.3%	2,329	2,928	2,800	2,756	2,475	10,959	10,094

Total		6,952	7,331	6,651	7,418	8,186	29,586	34,247

Other
Nickel
Saleable production (kt)
Nickel West	100%	23.4	18.8	22.1	19.0	25.2	85.1	80.7

Total		23.4	18.8	22.1	19.0	25.2	85.1	80.7

(1)	LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe.
(2)	Metal production is reported on the basis of payable metal.
(3)	Shown on a 100% basis. BHP interest in saleable production is 57.5%.
(4)	Includes Cerro Colorado and Spence.
(5)	Iron ore production is reported on a wet tonnes basis.
(6)	Shown on a 100% basis. BHP interest in saleable production is 85%.
(7)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(8)	Shown on a 100% basis. BHP interest in saleable production is 80%.
(9)	Shown on a 100% basis. BHP interest in saleable production is 75%.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Operational Review for the year ended 30 June 2017	13

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Petroleum (1)
Bass Strait
Crude oil and condensate	(Mboe)	1,745	1,922	1,770	1,355	1,552	6,599	6,825
NGL	(Mboe)	1,831	2,102	1,460	1,236	1,661	6,459	6,684
Natural gas	(bcf)	38.1	41.9	31.3	28.7	37.4	139.3	131.0

Total petroleum products	(MMboe)	9.9	11.0	8.4	7.4	9.4	36.3	35.3

North West Shelf
Crude oil and condensate	(Mboe)	925	1,486	1,468	1,239	1,314	5,507	4,834
NGL	(Mboe)	241	292	263	200	209	964	962
Natural gas	(bcf)	27.6	38.7	36.9	32.2	32.5	140.3	130.2

Total petroleum products	(MMboe)	5.8	8.2	7.9	6.8	6.9	29.9	27.5

Pyrenees
Crude oil and condensate	(Mboe)	2,097	1,676	1,726	1,509	1,606	6,517	8,617

Total petroleum products	(MMboe)	2.1	1.7	1.7	1.5	1.6	6.5	8.6

Other Australia (2)
Crude oil and condensate	(Mboe)	9	10	8	8	9	35	39
Natural gas	(bcf)	17.2	17.5	17.1	15.2	16.3	66.1	64.4

Total petroleum products	(MMboe)	2.9	2.9	2.9	2.5	2.7	11.1	10.8

Atlantis (3)
Crude oil and condensate	(Mboe)	4,058	3,054	3,263	3,881	3,637	13,835	16,008
NGL	(Mboe)	269	208	207	295	213	923	1,048
Natural gas	(bcf)	1.9	1.5	1.6	2.1	1.9	7.1	7.4

Total petroleum products	(MMboe)	4.6	3.5	3.7	4.5	4.2	15.9	18.3

Mad Dog (3)
Crude oil and condensate	(Mboe)	1,134	950	1,170	1,185	1,167	4,472	3,250
NGL	(Mboe)	52	36	52	59	68	215	157
Natural gas	(bcf)	0.2	0.1	0.2	0.2	0.2	0.7	0.5

Total petroleum products	(MMboe)	1.2	1.0	1.3	1.3	1.3	4.8	3.5

Shenzi (3)
Crude oil and condensate	(Mboe)	2,813	2,632	2,692	2,675	2,588	10,587	12,369
NGL	(Mboe)	192	94	131	161	179	565	903
Natural gas	(bcf)	0.6	0.5	0.5	0.5	0.6	2.1	2.7

Total petroleum products	(MMboe)	3.1	2.8	2.9	2.9	2.9	11.5	13.7

Eagle Ford (4)
Crude oil and condensate	(Mboe)	4,949	3,871	4,008	5,451	4,278	17,608	26,823
NGL	(Mboe)	2,717	2,268	2,159	2,354	2,240	9,021	13,971
Natural gas	(bcf)	19.5	16.5	15.2	17.0	15.1	63.8	95.8

Total petroleum products	(MMboe)	10.9	8.9	8.7	10.6	9.0	37.3	56.8

Permian (4)
Crude oil and condensate	(Mboe)	1,410	1,415	1,378	1,202	1,336	5,331	5,744
NGL	(Mboe)	393	734	580	428	646	2,388	1,642
Natural gas	(bcf)	4.9	4.4	4.4	4.0	6.2	19.0	14.6

Total petroleum products	(MMboe)	2.6	2.9	2.7	2.3	3.0	10.9	9.8

Haynesville (4)
Crude oil and condensate	(Mboe)	—	—	3	1	1	5	1
NGL	(Mboe)	—	—	15	3	—	18	—
Natural gas	(bcf)	31.1	28.2	24.0	22.0	21.4	95.6	136.6

Total petroleum products	(MMboe)	5.2	4.7	4.0	3.7	3.6	16.0	22.8

Fayetteville (4)
Natural gas	(bcf)	26.5	24.8	24.2	23.1	24.5	96.6	117.5

Total petroleum products	(MMboe)	4.4	4.1	4.0	3.9	4.1	16.1	19.6

BHP Operational Review for the year ended 30 June 2017	14

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Petroleum (1) (continued)

Trinidad/Tobago
Crude oil and condensate	(Mboe)	162	140	156	127	139	562	709
Natural gas	(bcf)	8.6	6.4	8.4	8.4	9.4	32.6	31.0

Total petroleum products	(MMboe)	1.6	1.2	1.6	1.5	1.7	6.0	5.9

Other Americas (3) (5)
Crude oil and condensate	(Mboe)	308	275	269	257	238	1,039	1,363
NGL	(Mboe)	10	1	5	6	10	22	50
Natural gas	(bcf)	0.2	0.1	0.1	0.1	0.1	0.4	0.8

Total petroleum products	(MMboe)	0.4	0.3	0.3	0.3	0.3	1.1	1.5

UK
Crude oil and condensate	(Mboe)	76	69	63	72	64	268	274
NGL	(Mboe)	10	22	49	32	16	119	43
Natural gas	(bcf)	1.3	1.1	1.0	1.0	1.1	4.2	4.3

Total petroleum products	(MMboe)	0.3	0.3	0.3	0.3	0.3	1.1	1.0

Algeria
Crude oil and condensate	(Mboe)	964	990	1,016	1,072	942	4,020	3,689

Total petroleum products	(MMboe)	1.0	1.0	1.0	1.1	0.9	4.0	3.7

Pakistan (6)
Crude oil and condensate	(Mboe)	—	—	—	—	—	—	42
Natural gas	(bcf)	—	—	—	—	—	—	7.9

Total petroleum products	(MMboe)	—	—	—	—	—	—	1.4

BHP Petroleum
Crude oil and condensate
Onshore US	(Mboe)	6,359	5,286	5,389	6,654	5,615	22,944	32,568
Conventional (7)	(Mboe)	14,291	13,204	13,601	13,380	13,256	53,441	58,011

Total	(Mboe)	20,650	18,490	18,990	20,034	18,871	76,385	90,579

NGL
Onshore US	(Mboe)	3,110	3,002	2,754	2,785	2,886	11,427	15,613
Conventional	(Mboe)	2,605	2,755	2,167	1,989	2,356	9,267	9,847

Total	(Mboe)	5,715	5,757	4,921	4,774	5,242	20,694	25,460

Natural gas
Onshore US	(bcf)	82.0	73.9	67.8	66.1	67.2	275.0	364.5
Conventional	(bcf)	95.7	107.8	97.1	88.4	99.5	392.8	380.2

Total	(bcf)	177.7	181.7	164.9	154.5	166.7	667.8	744.7

Total petroleum products
Onshore US	(Mboe)	23,136	20,605	19,443	20,456	19,701	80,204	108,931
Conventional (7)	(Mboe)	32,846	33,926	31,951	30,102	32,195	128,175	131,225

Total	(Mboe)	55,982	54,530	51,394	50,558	51,896	208,379	240,156

(1)    Total boe conversions are based on 6 bcf of natural gas equals 1 MMboe. Negative production figures represent finalisation adjustments.

(2)    Other Australia includes Minerva and Macedon.

(3)    Gulf of Mexico volumes are net of royalties.

(4)    Onshore US volumes are net of mineral holder royalties.

(5)    Other Americas includes Neptune, Genesis and Overriding Royalty Interest.

(6)    BHP completed the sale of the Pakistan gas business on 31 December 2015.

(7)    September 2015 includes (8) Mboe for the finalisation adjustment following the cessation of production at Stybarrow on 26 June 2015.

BHP Operational Review for the year ended 30 June 2017	15

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Copper
Metals production is payable metal unless otherwise stated.

Escondida, Chile (1)
Material mined	(kt)	108,037	106,504	90,863	26,045	93,389	316,801	433,274
Sulphide ore milled	(kt)	22,905	20,787	19,866	8,054	18,777	67,484	84,989
Average copper grade	(%)	0.94%	0.87%	1.02%	1.01%	1.07%	0.99%	0.98%
Production ex mill	(kt)	181.7	153.2	168.6	68.7	167.0	557.5	670.0

Production
Payable copper	(kt)	182.7	147.0	162.6	67.6	162.4	539.6	648.9
Copper cathode (EW)	(kt)	85.3	70.5	71.5	27.2	62.8	232.0	330.3
- Oxide leach	(kt)	31.3	26.8	24.4	8.9	20.3	80.4	117.8
- Sulphide leach	(kt)	54.0	43.7	47.1	18.3	42.5	151.6	212.5

Total copper	(kt)	268.0	217.5	234.1	94.8	225.2	771.6	979.2

Payable gold concentrate	(troy oz)	35,894	27,561	37,784	11,572	33,941	110,858	108,996
Payable silver concentrate	(troy koz)	1,874	1,229	1,323	540	1,234	4,326	5,561

Sales
Payable copper	(kt)	186.6	134.9	172.7	63.7	163.3	534.6	649.7
Copper cathode (EW)	(kt)	83.8	65.6	71.8	39.4	56.0	232.8	329.0
Payable gold concentrate	(troy oz)	35,894	27,561	37,784	11,572	33,941	110,858	108,996
Payable silver concentrate	(troy koz)	1,874	1,229	1,323	540	1,234	4,326	5,561

(1) Shown on a 100% basis. BHP interest in saleable production is 57.5%.

Pampa Norte, Chile
Cerro Colorado
Material mined	(kt)	12,453	13,011	14,286	15,178	15,760	58,235	53,668
Ore milled	(kt)	4,375	3,241	3,342	4,179	4,411	15,173	17,946
Average copper grade	(%)	0.80%	0.68%	0.65%	0.57%	0.53%	0.60%	0.77%

Production
Copper cathode (EW)	(kt)	24.8	17.1	12.1	16.7	18.8	64.7	77.3

Sales
Copper cathode (EW)	(kt)	25.2	16.4	13.7	15.6	19.8	65.5	76.5

Spence
Material mined	(kt)	21,124	23,638	22,635	22,939	24,230	93,442	88,188
Ore milled	(kt)	4,836	4,713	5,187	5,225	4,968	20,093	19,256
Average copper grade	(%)	1.22%	1.17%	1.19%	1.09%	1.13%	1.14%	1.33%

Production
Copper cathode (EW)	(kt)	41.0	45.0	41.7	49.4	53.5	189.6	174.1

Sales
Copper cathode (EW)	(kt)	40.9	41.2	41.5	49.0	55.7	187.4	173.6

BHP Operational Review for the year ended 30 June 2017	16

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Copper (continued)
Metals production is payable metal unless otherwise stated.

Antamina, Peru
Material mined (100%)	(kt)	62,793	65,111	61,355	55,771	62,254	244,491	226,899
Sulphide ore milled (100%)	(kt)	14,711	13,522	13,399	11,955	13,229	52,105	55,609
Average head grades
- Copper(%)		0.90%	0.84%	0.84%	0.88%	1.00%	0.89%	0.93%
- Zinc(%)		0.33%	0.60%	0.83%	0.84%	0.95%	0.80%	0.55%

Production
Payable copper	(kt)	38.7	34.1	32.0	29.2	38.5	133.8	146.4
Payable zinc	(t)	6,474	15,367	22,406	20,653	29,076	87,502	55,438
Payable silver	(troy koz)	1,558	1,345	1,446	1,301	1,691	5,783	6,711
Payable lead	(t)	645	1,146	1,220	1,308	1,799	5,473	3,719
Payable molybdenum	(t)	562	561	225	30	328	1,144	1,113

Sales
Payable copper	(kt)	42.4	32.8	33.0	30.2	36.9	132.9	145.4
Payable zinc	(t)	3,035	16,043	22,334	23,669	27,936	89,982	54,302
Payable silver	(troy koz)	2,055	1,277	1,388	1,304	1,513	5,482	6,956
Payable lead	(t)	1,108	767	1,100	1,475	1,493	4,835	3,503
Payable molybdenum	(t)	331	648	476	—	—	1,124	803

Olympic Dam, Australia
Material mined (1)	(kt)	1,993	2,204	1,887	1,943	1,974	8,008	8,932
Ore milled	(kt)	2,031	2,279	2,116	2,112	2,097	8,604	9,699
Average copper grade	(%)	2.20%	1.97%	2.00%	2.07%	2.30%	2.08%	2.01%
Average uranium grade	(kg/t)	0.59	0.60	0.68	0.61	0.58	0.62	0.61

Production
Copper cathode (ER and EW)	(kt)	40.7	40.9	37.2	36.8	51.4	166.3	202.8
Uranium oxide concentrate	(t)	876	916	1,060	948	737	3,661	4,363
Refined gold	(troy oz)	20,010	24,366	29,651	21,941	28,188	104,146	117,686
Refined silver	(troy koz)	232	163	188	174	243	768	917

Sales
Copper cathode (ER and EW)	(kt)	43.9	37.5	41.2	33.5	51.5	163.7	203.1
Uranium oxide concentrate	(t)	778	1,085	883	839	1,298	4,105	3,729
Refined gold	(troy oz)	22,134	21,901	28,234	22,333	24,726	97,194	118,952
Refined silver	(troy koz)	201	184	203	108	251	746	877

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Operational Review for the year ended 30 June 2017	17

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Iron Ore
Iron ore production and sales are reported on a wet tonnes basis.

Pilbara, Australia
Production
Newman	(kt)	15,115	18,008	17,751	16,283	16,241	68,283	65,941
Area C Joint Venture	(kt)	11,911	12,384	12,179	11,165	13,016	48,744	46,799
Yandi Joint Venture	(kt)	18,325	15,729	17,555	14,656	17,415	65,355	67,375
Jimblebar (1)	(kt)	5,304	6,057	5,178	4,824	5,891	21,950	18,890
Wheelarra	(kt)	4,971	5,409	7,386	6,647	7,578	27,020	22,549

Total production	(kt)	55,626	57,587	60,049	53,575	60,141	231,352	221,554

Total production (100%)	(kt)	64,508	66,681	69,730	62,177	69,714	268,302	257,320

Sales
Lump	(kt)	13,054	14,156	14,127	12,804	15,104	56,191	54,323
Fines	(kt)	42,673	42,278	45,447	41,043	46,249	175,017	167,255

Total	(kt)	55,727	56,434	59,574	53,847	61,353	231,208	221,578

Total sales (100%)	(kt)	64,617	65,368	69,196	62,513	71,149	268,226	257,346

(1) Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil (1)
Production	(kt)	—	—	—	—	—	—	5,404

Sales	(kt)	94	12	—	35	—	47	6,274

(1) Mining and processing operations remain suspended following the failure of the Fundão tailings dam and Santarém water dam on 5 November 2015.

BHP Operational Review for the year ended 30 June 2017	18

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Coal
Coal production is reported on the basis of saleable product.

Queensland Coal
Production (1)
BMA
Blackwater	(kt)	2,206	1,981	1,855	1,694	1,766	7,296	7,626
Goonyella	(kt)	2,709	2,123	2,204	1,871	1,157	7,355	8,996
Peak Downs	(kt)	1,385	1,520	1,715	1,582	1,238	6,055	5,031
Saraji	(kt)	1,123	1,238	1,307	1,276	913	4,734	4,206
Gregory Joint Venture (2)	(kt)	—	—	—	—	—	—	1,329
Daunia	(kt)	684	646	680	674	560	2,560	2,624
Caval Ridge	(kt)	1,118	876	923	899	760	3,458	3,601

Total BMA	(kt)	9,225	8,384	8,684	7,996	6,394	31,458	33,413

BHP Mitsui Coal (3)
South Walker Creek	(kt)	1,382	1,341	1,080	1,354	1,348	5,123	5,436
Poitrel	(kt)	963	804	849	784	752	3,189	3,462

Total BHP Mitsui Coal	(kt)	2,345	2,145	1,929	2,138	2,100	8,312	8,898

Total Queensland Coal	(kt)	11,570	10,529	10,613	10,134	8,494	39,770	42,311

Sales
Coking coal	(kt)	8,059	7,240	7,658	7,133	5,496	27,527	30,064
Weak coking coal	(kt)	3,196	2,799	2,659	2,761	2,502	10,721	11,818
Thermal coal	(kt)	310	206	154	96	142	598	927

Total	(kt)	11,565	10,245	10,471	9,990	8,140	38,846	42,809

(1) Production figures include some thermal coal. (2) Longwall mining at Crinum completed during the December 2015 quarter. (3) Shown on a 100% basis. BHP interest in saleable production is 80%.

Haju, Indonesia (1)
Production	(kt)	260	102	27	—	—	129	529

Sales - export	(kt)	239	117	—	—	—	117	239

(1) Shown on 100% basis. BHP interest in saleable production is 75%. BHP completed the sale of IndoMet Coal on 14 October 2016.

New Mexico, USA
Production
Navajo Coal (1)	(kt)	632	451	—	—	—	451	3,999
San Juan Coal (2)	(kt)	—	—	—	—	—	—	3,053

Total	(kt)	632	451	—	—	—	451	7,052

Sales thermal coal - local utility		613	105	—	—	—	105	7,051

(1)    The divestment of Navajo Coal was completed on 29 July 2016, with no further production reported by BHP.

Management of Navajo Coal was transferred to Navajo Transitional Energy Company on 31 December 2016.

(2)    BHP completed the sale of San Juan Mine on 31 January 2016.

NSW Energy Coal, Australia
Production	(kt)	3,991	3,952	3,851	4,662	5,711	18,176	17,101

Sales
Export thermal coal	(kt)	3,993	3,640	3,539	4,407	4,913	16,499	16,614
Inland thermal coal	(kt)	440	331	311	431	327	1,400	1,156

Total	(kt)	4,433	3,971	3,850	4,838	5,240	17,899	17,770

Cerrejón, Colombia
Production	(kt)	2,329	2,928	2,800	2,756	2,475	10,959	10,094

Sales thermal coal - export(kt)		2,844	2,905	2,722	2,613	2,803	11,043	10,601

BHP Operational Review for the year ended 30 June 2017	19

Production and sales report

		Quarter ended					Year to date
		Jun 2016	Sep 2016	Dec 2016	Mar 2017	Jun 2017	Jun 2017	Jun 2016
Other
Nickel production is reported on the basis of saleable product

Nickel West, Australia
Production
Nickel contained in concentrate	(kt)	0.3	0.3	0.2	0.2	—	0.7	1.5
Nickel contained in finished matte	(kt)	5.8	1.8	4.1	2.3	5.3	13.5	16.2
Nickel metal	(kt)	17.3	16.7	17.8	16.5	19.9	70.9	63.0

Total nickel production	(kt)	23.4	18.8	22.1	19.0	25.2	85.1	80.7

Sales
Nickel contained in concentrate	(kt)	0.3	0.3	0.2	0.2	—	0.7	1.5
Nickel contained in finished matte	(kt)	5.9	1.8	4.1	2.2	4.9	13.0	16.5
Nickel metal	(kt)	17.4	16.5	17.6	17.1	18.1	69.3	62.9

Total nickel sales	(kt)	23.6	18.6	21.9	19.5	23.0	83.0	80.9

BHP Operational Review for the year ended 30 June 2017	20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 19, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary